June 23, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler Ms. Rose Zukin
Ms. Tabatha Akins
Ms. Mary Mast

Re:	Omeros Corporation
Amendment No. 3 to Registration Statement on Form S-1/A
Filed May 15, 2009
File No. 333-148572
Ladies and Gentlemen:
     On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated June 11, 2009, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1/A (File No. 333-148572) filed with the Commission on May 15, 2009.
     The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 4.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Amendment No. 3 to Form S-1/A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates, page 46
Stock-Based Compensation, page 47
Common Stock Fair Value, page 48

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

1.	Please tell us why the expected volatility has remained the same between 2007 and 2008, but increased in the first quarter 2009. Additionally, please tell us whether you are using historical or implied volatility. Lastly, on page 48 you state that your expected volatility is based on the “volatilities of a peer group of similar companies whose share prices are publicly available.” Please provide to us supplementally the companies in the peer group, their volatilities for the periods that you considered, a description as to why the companies were considered to be similar, and any other factors used in your determination.
The Company supplementally advises the Staff that it reviews volatility for reasonableness on a quarterly basis. Because the peer group of companies did not indicate significant fluctuations in volatility between the first quarter of 2007 and the third quarter of 2008, the Company’s expected volatility remained the same through the third quarter of 2008. Expected volatility was updated from 60% to 71% in the fourth quarter of 2008; however, because the Company did not grant stock options during the fourth quarter of 2008, the updated volatility was not used and is therefore not reflected in the volatility disclosure for stock-based compensation on pages 48 and F-46. In addition, the Company supplementally advises the Staff that it is using historical volatility based on a peer group of publicly traded companies.
Because Omeros is not a publicly traded company, its common stock has no volatility history. As such, the Company has based its assumptions for volatility on both the calculated volatilities of a peer group of publicly traded companies in its industry for up to five or six years, the expected term of its options, as well as the reported volatilities for those same companies as reported in their most recent public filings on Form 10-Q or Form 10-K. The Company is currently a research and development company with no approved products. However, the Company does have products in late-stage clinical development which, from a development stage standpoint, is consistent with many publicly traded biopharmaceutical companies. These development stage factors were used in developing our peer group. Accordingly, the Company believes that the calculated and reported volatilities of the identified peer group provide a reasonable basis for estimating its common stock volatility were it to trade on a public market.
On a periodic basis, the Company reviews and modifies its peer group based on changes to the Company’s business and changes to the businesses of the companies in its peer group. As business circumstances change, companies in the peer group are added or removed to ensure that the peer group is representative of the Company’s current stage of development. Once the peer group has been established, the Company compiles and analyzes the following volatility data:
1.	reported volatility ranges based on recent filings;

2.	calculated volatility based on standard deviations using all quoted stock prices for the peer group available within the past five and six years; and

3.	calculated volatility based on average pricing using all quoted stock prices for the peer group available within the past five and six years.
The reported and calculated volatility ranges for the companies during the periods discussed above considered by the Company are as follows:

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

	Volatility Range
Company Name	Low	High
Theravance, Inc.	38.9%	49.0%
CombinatoRx, Inc.	55.3%	60.6%
Trubion Pharmaceuticals, Inc.	65.0%	87.8%
Cadence Pharmaceuticals, Inc.	70.0%	99.4%
Orexigen Therapeutics, Inc.	55.0%	73.2%
Biodel, Inc.	58.0%	115.3%
Helicos Biosciences Corporation	65.5%	97.7%
Amicus Therapeutics, Inc.	70.6%	78.2%
Entremed, Inc.	67.4%	97.2%

Peer Group Median	65.0%	87.8%
Peer Group Average	60.6%	84.3%
Peer Group Range	38.9% - 70.6%	49.0% - 115.3%
Based on the Company’s review of the calculated and reported volatilities for its peer group and considering the Company’s stage of development, it determined that a volatility rate of 71% in the fourth quarter of 2008 and first quarter of 2009 was reasonable and that no change was warranted during 2007 or in the first three quarters of 2008.
Fair Value Measurement of Financial Instruments, page 55
2.	Based on your disclosure, it appears you use external market sources to assist you in determining fair values of your mortgage-backed securities. Please revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please include a discussion of the following:
a.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

b.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from primary and secondary broker/dealers;

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

c.	The extent to which the primary and secondary broker/dealers are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

d.	Whether the broker quotes are binding or non-binding; and

e.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
In response to the Staff’s comment, the Company has revised the disclosure on page 56 to disclose the information requested by the Staff to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.
Liquidity and Capital Resources, page 59
3.	We note your disclosure on page 62 that you have entered into an agreement with The Michael J. Fox Foundation to provide grant funding.
•	We note that your receipt of $232,000 is conditioned upon your compliance with the “terms” of the agreement. Please expand your disclosure to describe the material terms of the agreement with which you must comply to receive this funding.
In response to the Staff’s comment, the Company has revised the disclosure on page 62 to disclose that the Company’s receipt of the funds is conditioned upon the Company using the grant award solely for the applicable study and the Company providing progress reports to and meeting with representatives of The Michael J. Fox Foundation.
•	We note that you have not filed this agreement as an exhibit to your registration statement. Please file this agreement as an exhibit, or provide us with a legal analysis as to why you believe this agreement need not be filed pursuant to item 601(b)(10) of Regulation S-K.
The Company supplementally advises the Staff that it enters into grant funding agreements in the ordinary course of its business. Further, the Company is not substantially dependent on the agreement as the Company could self-fund the studies that The Michael J. Fox Foundation has agreed to fund. Accordingly, the Company respectfully submits that it believes it is not required to file its agreement with The Michael J. Fox Foundation pursuant to item 601(b)(10) of Regulation S-K.
Contractual Obligations and Commitments, page 63
4.	With respect to the agreements discussed in Note 7, please disclose the aggregate amount of milestone payments that you may be required to make and describe the events that would trigger their payment.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 63 to disclose the aggregate amount of milestone payments that it may be required to make under the agreements discussed in Note 7 and to generally disclose the types of events that could trigger their payment.
Business
Central Nervous System Programs, page 84
Addiction Program, page 84
5.	We note your disclosure on page 85 that you have agreed to make milestone payments to Dr. Ciccocioppo pursuant to a Patent Assignment Agreement. Please expand your disclosure to describe the aggregate amount of potential milestone payments you may be required to make.
As requested by the Staff, the Company has revised the disclosure on page 89 to describe the maximum aggregate amount of potential milestone payments payable to Dr. Ciccocioppo.
Manufacturing, page 91
6.	We note your response to Comment 3 and reissue our comment in part. Please expand your disclosure on page 92 to identify the events specified in Section 10.4 of Exhibit 10.28, which give you the unilateral right to terminate your agreement with Hospira in whole or in part at any time prior to the end of its term. We continue to believe that the provision in Section 10.4 is material to an investor’s understanding of your contract with Hospira because it is related to termination.
In response to the Staff’s comment, the Company has revised the disclosure on page 96 to disclose the types of events under which the Company has the right to terminate the agreement pursuant to Section 10.4.
7.	We note your disclosure on page 93 that you have entered into development and discovery agreements with Affitech AS and North Coast Biologics, LLC, each of which require you to make milestone payments. Please expand your disclosure of each agreement to describe the aggregate amount of potential milestone payments you may be required to make.
In response to the Staff’s comment, the Company has revised the disclosure on page 97 to disclose the maximum aggregate amount of milestone payments payable to Affitech AS and North Coast Biologics LLC.
Management
Executive Compensation, page 106

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

8.	We note your disclosure on page 107 that you partly rely on executive compensation surveys to determine each element of compensation. Please expand your disclosure to identify these surveys by name.
In response to the Staff’s comment, the Company has revised the disclosure on page 111 to identify the two surveys that the Company reviewed in connection with the determination of the compensation for its executive officers.
Principal Shareholders
9.	We note that ARCH Venture Partners is a beneficial owner of your common stock. Please expand your disclosure to identify the individual who has voting and/or dispositive power with respect to these shares. Please also provide the business address of ARCH Venture Partners. Refer to Item 403 of Regulation S-K.
The Company has revised the disclosure beginning on page 129 in response to the Staff’s comment.
Index to Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-16
Note 5 — Notes Payable, page F-30
Loan and Security Agreement, page F-31
10.	Please tell us, and revise your disclosure to include a discussion of the events that would trigger a “material adverse effect”. Additionally, please more fully explain your rationale for classifying the entire amount as current liabilities, clarifying how you concluded that the acceleration clause is subjective. Lastly, please disclose how the immediate repayment of the loans would impact your liquidity.
The Company has revised the disclosures on page F-31 to describe the contractually-defined events that constitute a “material adverse effect” as well as the impact on our liquidity of the immediate repayment of the BlueCrest loan. The Company supplementally advises the Staff that the BlueCrest loan and security agreement defines a “material adverse effect” as a material adverse effect upon (i) the business operations, properties, assets, results of operations or financial condition of the Company, taken as a whole with respect to the Company’s viability, that reasonably would be expected to result in the Company’s inability to repay any portion of the loans in accordance with the terms of the loan agreement, (ii) the validity, perfection, value or priority of BlueCrest’s security interest in the collateral, (iii) the enforceability of any material provision of the loan agreement or any other related agreement or (iv) the ability of BlueCrest to enforce its rights and remedies under the loan agreement or any other related agreement.

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

The Company determined that the material adverse effect clause in the loan agreement was subjective because the clause is evaluated based on BlueCrest’s determination and is not based on an objective matter (for example, a debt covenant that specifies a minimum net worth, a certain level of earnings, or a specified current ratio).
The Company’s rationale for classifying all amounts due to BlueCrest as current liabilities as of December 31, 2008 was based on the guidance in FASB Technical Bulletin 79-3, Subjective Acceleration Clauses in Long-Term Debt Agreements, paragraph 3, which states that “In some situations, the circumstances (for example, recurring losses or liquidity problems) would indicate that long-term debt subject to a subjective acceleration clause should be classified as a current liability.”
As disclosed in the liquidity discussion on page F-16 of the Company’s financial statements, the Company will need to raise additional funds to support its operations through December 31, 2009. If adequate funds are not available, the Company may be required to significantly reduce expenses related to its operations and/or delay or reduce the scope of its development programs. Given the uncertainty in its ability to raise such additional funds and the potential that the Company may be required to delay or reduce the scope of its development programs prior to December 31, 2009, there is a possibility that BlueCrest could require the Company to repay a portion, or all, of the outstanding loan balance. Due to this uncertainty and the subjectivity in BlueCrest evaluating whether or not any events that could occur prior to December 31, 2009 are deemed to have a material adverse effect, the Company has classified all amounts due to BlueCrest as current liabilities as of December 31, 2008 and March 31, 2009.
Note 7 — Commitments and Contingencies, page F-35
11.	For each agreement discussed in this footnote, please revise your disclosure here to include a discussion of the amounts that could potentially be due for royalties and/or milestone payments.
In response to the Staff’s comment, the Company has revised the disclosure on pages F-36 through F-38 to disclose the aggregate amount of milestone payments that it may be required to make under the agreements discussed in Note 7. The Company supplementally advises the Staff that it discloses potential royalty payment obligations in agreements where applicable.
* * * * *

Securities and Exchange Commission
Division of Corporate Finance
June 23, 2009

     Please direct your questions or comments regarding this letter or Amendment No. 4 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq.

Enclosures
cc (w/encl):	Gregory A. Demopulos, M.D. Omeros Corporation

Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

James R. Tanenbaum, Esq. Morrison & Foerster LLP